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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             Information To Be Included In Statements Filed Pursuant

           To Rules 13d-1(b) (c), and (d) and Amendments Thereto Filed

                            Pursuant To Rule 13d-2(b)

                              (Amendment No. __)1/

                           Spinnaker Industries, Inc.
                          -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                    848926101
                      -------------------------------------
                                 (CUSIP Number)

                                 March 27, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / / Rule 13d-1(b)


    /X/  Rule 13d-1(c)


    / / Rule 13d-1(d)


---------------------------

         1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  1       NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          S.D. Warren Company

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)

                                                              (a) / /

           N/A                                                (b) / /

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  3       SEC USE ONLY

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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          The Commonwealth of Pennsylvania

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                                 5         SOLE VOTING POWER

                                             280,000
                                -----------------------------------------------
     NUMBER OF
      SHARES                     6         SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                               0
      EACH                      ------------------------------------------------
    REPORTING                    7         SOLE DISPOSITIVE POWER
    PERSON
      WITH                                 280,000
                                ------------------------------------------------
                                 8         SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          280,000
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 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                           / /

          N/A
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 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.3%
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 12       TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------

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 ITEM 1(a).        NAME OF ISSUER:

                   Spinnaker Industries, Inc., a Delaware corporation (the "Company")

 ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   600 N. Pearl Street, Suite 2160
                   Dallas, TX 75201

 ITEM 2(a).        NAME OF PERSON FILING:

                   S.D. Warren Company

 ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   225 Franklin Street
                   Boston, MA 02110

 ITEM 2(c).        CITIZENSHIP:

                   The Commonwealth of Pennsylvania

 ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                   Common Stock, no par value per share, (the "shares")

 ITEM 2(e).        CUSIP NUMBER:

                   848926101


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 ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
          (c), CHECK  WHETHER  THE  PERSON FILING IS A:

          Not applicable; filed pursuant to Rule 13d-1(c).

 ITEM 4.  OWNERSHIP:

   (a) Amount beneficially owned:  280,000 shares
   (b) Percent of class:  7.3%
   (c) Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 280,000 shares
      (ii)  Shared power to vote or to direct the vote: 0 shares
      (iii) Sole power to dispose or to direct the disposition of:
            280,000 shares
      (iv)  Shared power to dispose or to direct the disposition of: 0 shares

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

 ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:

          Not applicable.

 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


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 ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 27, 1998
                                          ----------------
                                               (Date)



                                          By:/s/ Sarah G. Manchester
                                             ------------------------------
                                             Name:  Sarah G. Manchester
                                             Title: Assistant Secretary and
                                                    Assistant General Counsel